     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 2002.

                                                           Registration No. 333-

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             SYPRIS SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)

              Delaware                                     61-1321992
   (State or other jurisdiction of                      (I.R.S. Employer
   incorporation or organization)                      Identification No.)

                           101 Bullitt Lane, Suite 450
                           Louisville, Kentucky 40222
                                 (502) 329-2000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Jeffrey T. Gill
                       President & Chief Executive Officer
                             Sypris Solutions, Inc.
                           101 Bullitt Lane, Suite 450
                           Louisville, Kentucky 40222
                            Telephone (502) 329-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With Copies to:

                                                David H. Wollmuth, Esq.
 Robert A. Heath, Esq.                          Kenneth G. Alberstadt, Esq.
 Wyatt, Tarrant & Combs, LLP                    Wollmuth Maher & Deutsch LLP
 2800 PNC Plaza                                 500 Fifth Avenue, Suite 1200
 Louisville, Kentucky 40202                     New York, New York 10110
 Telephone (502) 589-5235                       Telephone (212) 382-3300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

If the registrant elects to
deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ x ] 333-82446

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
        Title of each class                 Amount        Proposed maximum      Proposed maximum        Amount of
           of securities                     to be         offering price           aggregate         registration
         to be registered               registered (1)      per share (2)      offering price (2)          fee
-------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value (3)       690,000 shares       $14.50                      $10,005,000     $920.46
===================================================================================================================

(1) Includes 90,000 shares issuable pursuant to an over-allotment option granted to the underwriters.

(2) Calculated pursuant to Rule 457(a) under the Securities Act of 1933 based on the public offering price of $14.50 per share. The Registrant previously registered an aggregate of $51,232,500 worth of common stock on a Registration Statement on Form S-2 (Registration Number 333-82446), at which time a filing fee of $4,713.39 was paid. The Registrant has instructed a bank to transmit by wire transfer the additional filing fee of $920.46 in connection with the Rule 462(b) Registration Statement to the Securities and Exchange Commission. The Registrant will not revoke such instruction, and the Registrant has sufficient funds in such account to cover the amount of the registration fee.

(3) Includes the Series A Preferred Stock purchase rights associated with the common stock.

     EXPLANATORY NOTE AND INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and includes the Registration Statement facing page, the signature page, an exhibit index, a legal opinion, an accountant's consent and the other documents listed on the exhibit index. Pursuant to Rule 462(b), the contents of the registration statement on Form S-2 (File No. 333-82446) of Sypris Solutions, Inc., including the exhibits thereto, are incorporated by reference into this Registration Statement.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 20th, 2002.

                                             SYPRIS SOLUTIONS, INC.


                                             By: /s/ Jeffrey T. Gill
                                                 -------------------------------
                                                Jeffrey T. Gill, President and
                                                    Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey T. Gill and David D. Johnson, and each of them, with the power to act without the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 20th day of March, 2002 in the capacities indicated:

                  Signature                                Title
                  ---------                                -----

            /s/ Jeffrey T. Gill                   President, Chief Executive
--------------------------------------------      Officer and Director
              (Jeffrey T. Gill)


            /s/ David D. Johnson                  Vice President and Chief
--------------------------------------------      Financial Officer
             (David D. Johnson)                   (Principal Financial Officer)


            /s/ Anthony C. Allen                  Vice President and Controller
--------------------------------------------      (Principal Accounting Officer)
             (Anthony C. Allen)


            /s/ Henry F. Frigon                   Director
--------------------------------------------
              (Henry F. Frigon)


             /s/ Robert E. Gill                   Chairman of the Board
--------------------------------------------      and Director
              (Robert E. Gill)


             /s/ R. Scott Gill                    Director
--------------------------------------------
               (R. Scott Gill)


                                                  Director
--------------------------------------------
             (William L. Healey)


                                                  Director
--------------------------------------------
             (Roger W. Johnson)


                                                  Director
--------------------------------------------
            (Sidney R. Petersen)


              /s/ Robert Sroka                    Director
--------------------------------------------
                 (Robert Sroka)

                                  EXHIBIT INDEX

  Exhibit
  Number      Description
  ------      -----------

     5        Opinion of Wyatt, Tarrant & Combs, LLP.

   23.1       Consent of Ernst & Young LLP.

   23.2       Consent of Wyatt, Tarrant & Combs, LLP (included in Exhibit 5).

    24 Power of attorney (included on the signature page of the Registration Statement).